                                                    Pursuant to Rule 424(b)(5)
                                                    Registration No. 333-18929



PROSPECTUS SUPPLEMENT

(To Prospectus dated December 27, 1996)


                                  $250,000,000


                             NOBLE AFFILIATES, INC.


                            8% Senior Notes Due 2027

                            ------------------------


     Interest on the 8% Senior Notes Due 2027 (the "Senior Notes") is payable semiannually on April 1 and October 1 of each year, commencing October 1, 1997. The Senior Notes are not redeemable prior to maturity and will not be subject to any sinking fund. See "Certain Terms of the Senior Notes" in this Prospectus Supplement.


     The Senior Notes will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as depositary ("DTC"), or other depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Except as provided herein, owners of beneficial interests in the Global Securities will not be entitled to receive Senior Notes in definitive form and will not be considered owners or holders thereof. See "Certain Terms of the Senior Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

=======================================================================================================================
                                                               PRICE TO           UNDERWRITING         PROCEEDS TO
                                                              PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------------------
   Per Senior Note                                             98.926%               .875%               98.051%
-----------------------------------------------------------------------------------------------------------------------
   Total................................................     $247,315,000          $2,187,500          $245,127,500
=======================================================================================================================



   (1) Plus accrued interest, if any, from April 7, 1997.

   (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (3) Before deducting expenses payable by the Company estimated at $380,000.

                            ------------------------

     The Senior Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. See "Underwriting." It is expected that the Senior Notes will be available for delivery in book-entry form only through the facilities of DTC in New York, New York on or about April 7, 1997 against payment therefor in immediately available funds.

                            ------------------------

                 The Joint Lead Managers of this offering are:

    MORGAN STANLEY & CO.            UBS SECURITIES
INCORPORATED

                            ------------------------
                             CHASE SECURITIES INC.


April 2, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE SENIOR NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SENIOR NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the Prospectus include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus Supplement, the Prospectus and the documents incorporated herein by reference, including without limitation, statements under "The Company -- General" and "-- EDC Acquisition" in this Prospectus Supplement and "The Company -- Business Strategy," "-- Exploration and Development," "-- Properties -- Reserves" and "-- Hedging Arrangements" in the Prospectus, regarding the Company's estimates of oil and gas reserves and the future net cash flows attributable thereto, anticipated capital expenditures, business strategy, plans and objectives of management of the Company for future operations and industry conditions, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") include without limitation future production levels, future prices and demand for oil and gas, results of future exploration and development activities, future operating and development costs, the effect of existing and future laws and governmental regulations (including those pertaining to the environment) and the political and economic climate of the United States and the foreign countries in which the Company operates from time to time, as discussed in this Prospectus Supplement, the Prospectus and the other documents of the Company filed with the Securities and Exchange Commission (the "Commission"). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                            OIL AND GAS TERMINOLOGY

     Quantities of oil, condensate and natural gas liquids are expressed in this Prospectus Supplement and the Prospectus in barrels ("bbls"), thousands of barrels ("Mbbls") or millions of barrels ("MMbbls"), and quantities of natural gas are expressed in thousands of cubic feet ("Mcf"), millions of cubic feet ("MMcf") or billions of cubic feet ("Bcf"). As used herein, "Mcfe" means thousands of cubic feet of gas equivalent, "MMcfe" means millions of cubic feet of gas equivalent and "Bcfe" means billions of cubic feet of gas equivalent; and "MMBTU" means one million British Thermal Units. Oil, condensate and natural gas liquids are converted to gas equivalents using the ratio of six Mcf of natural gas to one barrel of oil, condensate or natural gas liquids. A "gross" acre or well is an acre or well in which a working interest is owned, and a "net" acre or well is deemed to exist when the sum of fractional ownership interests in gross acres or wells equals one. "Undeveloped acreage" means lease acres on which wells have not been drilled or completed to a point that would permit production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves, including lease acres (held by production under terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well so holding the lease.
                             ---------------------

     Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

                                    SUMMARY

     This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere or incorporated by reference in the Prospectus and this Prospectus Supplement. Unless otherwise indicated or the context otherwise requires, the "Company" refers to Noble Affiliates, Inc. and its subsidiaries (including EDC) and predecessors and "EDC" refers to Energy Development Corporation and its subsidiaries.

     For further information regarding the Senior Notes, see "Certain Terms of the Senior Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

                                  THE COMPANY

GENERAL

     Noble Affiliates, Inc. is an independent energy company engaged, through its subsidiaries, in the exploration, production and marketing of crude oil and natural gas. The Company's reserves are located principally offshore in the Gulf of Mexico with other significant domestic reserves located onshore in the gulf coast of Texas and Louisiana, Midcontinent and Rocky Mountain regions and onshore California. Its international operations are located primarily in Argentina, the North Sea, Equatorial Guinea and Canada. The Company's estimated proved reserves as of December 31, 1996 consisted of 1,156.3 Bcf of gas and
115.7 MMbbls of oil.

     The Company's principal business strategy is to increase reserves, production and cash flow through a balanced program of exploratory and development drilling, supplemented by strategic acquisitions. The Company focuses its exploration and development drilling efforts in areas where it has a concentration of existing producing properties in order to achieve operating and technical efficiencies. The Company's acquisition strategy is to purchase large working interests in operated oil and gas properties with exploration and development opportunities that complement its existing operations and where the Company can capture operating synergies and efficiencies. During the three-year period ended December 31, 1996, the Company replaced approximately 252 percent of its production at an average cost of $1.10 per Mcfe. From January 1, 1994 to December 31, 1996, the Company increased its proved reserves from 691.5 Bcf of gas and 73.0 MMbbls of oil to 1,156.3 Bcf of gas and 115.7 MMbbls of oil, reflecting increases of 67.2 percent and 58.5 percent, respectively. Additionally, the Company increased its average daily production from 247.6 MMcf of gas and 22.8 Mbbls of oil in 1994 to 469.4 MMcf of gas and 34.5 Mbbls of oil in 1996, reflecting increases of 89.6 percent and 51.3 percent, respectively.

     The Company has numerous development and exploration opportunities, the most important of which are on its extensive properties in the Gulf of Mexico where the Company believes it is one of the largest independent operators. The Company believes that the size and scope of its operations provide it with certain economies of scale which allow it to more efficiently operate properties in the Gulf of Mexico and, combined with the Company's long presence in the Gulf of Mexico, give it an advantage over many other operators in making drilling and acquisition decisions.

EDC ACQUISITION

     Pursuant to its stated business strategy, on July 31, 1996, the Company purchased all of the outstanding common stock of Energy Development Corporation ("EDC"), a wholly owned indirect subsidiary of Public Service Enterprise Group (the "EDC Acquisition"), for approximately $768 million in cash. The Company estimated the total proved reserves of EDC at July 31, 1996 at approximately
417.3 Bcf of gas and 35.7 MMbbls of oil. EDC's major properties are located domestically in the Gulf of Mexico and onshore Louisiana and Texas, and internationally in Argentina and the United Kingdom sector of the North Sea. The Company believes that the EDC Acquisition has significantly enhanced its current operations by further increasing its position in the Gulf of Mexico where the Company's proved reserves increased by 32.1 percent to 898.9 Bcfe at December 31, 1996 as compared to December 31, 1995. In addition, the longer-lived reserves of certain of EDC's domestic and international properties provide an attractive balance to the Company's shorter-lived fields in the Gulf of Mexico as well as additional geographic diversity to the Company's portfolio of oil and gas properties.

     The EDC Acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to EDC's assets and liabilities based on fair value at the date of the acquisition, and the financial results of EDC have been included in the financial results of the Company for 1996 included or incorporated by reference herein from the date of the acquisition.

                                  THE OFFERING


Securities Offered.........  $250,000,000 aggregate principal amount of 8%
                             Senior Notes Due 2027 (the "Senior Notes").



Interest Payment Dates.....  April 1 and October 1 of each year, commencing
                             October 1, 1997.



Ranking....................  The Senior Notes will rank senior in priority to any subordinated indebtedness of the Company and pari passu with any other senior unsecured indebtedness of the Company. The Senior Notes will be junior in right of payment to all of the Company's secured obligations (insofar as the assets securing such obligations are concerned) and will be effectively junior in right of payment to the indebtedness and other liabilities of the Company's subsidiaries (insofar as the assets of those subsidiaries are concerned). See "Certain Terms of the Senior Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.


Covenants..................  The Indenture will contain covenants that limit the
                             Company's ability to incur indebtedness secured by certain liens and to engage in certain sale and leaseback transactions. These limitations will be subject to certain qualifications and exceptions. See "Description of Debt Securities -- Provisions Applicable to the Senior Indenture -- Certain Covenants of the Company" in the accompanying Prospectus.


Use of Proceeds............  The estimated aggregate net proceeds of approximately $244.7 million from the sale of the Senior Notes will be used together with available cash to repay $245 million of the outstanding principal under the term loan under the Company's Credit Agreement.



Absence of Market for the
  Senior Notes.............. The Senior Notes will be a new issue of securities for which there currently is no market. Although the Underwriters have informed the Company that they each currently intend to make a market in the Senior Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Senior Notes.

                      SUMMARY FINANCIAL AND OPERATING DATA
        (Expressed in thousands, except per share amounts and as noted)

                                                                              YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1992        1993        1994       1995        1996
                                                              --------   ----------   --------   --------   ----------
INCOME STATEMENT DATA:
  Gas and oil sales and royalties...........................  $259,765   $  278,004   $306,169   $328,134   $  604,588
  Gathering, marketing and processing.......................        --           --     43,921    112,702      273,690
  Other income(1)...........................................    44,017        8,579      8,299     46,182        8,925
                                                              --------   ----------   --------   --------   ----------
                                                               303,782      286,583    358,389    487,018      887,203
  Costs and expenses........................................   242,460      265,924    353,164    479,020(2)   750,914
                                                              --------   ----------   --------   --------   ----------
  Income before taxes.......................................    61,322       20,659      5,225      7,998      136,289
  Income tax provision......................................    20,082        8,034      2,059      3,912       52,409
                                                              --------   ----------   --------   --------   ----------
  Net income................................................  $ 41,240   $   12,625   $  3,166   $  4,086   $   83,880
                                                              ========   ==========   ========   ========   ==========
  Net income per share......................................  $    .93   $      .26   $    .06   $    .08   $     1.63
                                                              ========   ==========   ========   ========   ==========
  Weighted average number of shares outstanding.............    44,341       48,098     49,970     50,046       51,414
OTHER FINANCIAL DATA:
  Net cash provided by operating activities.................  $125,107   $  139,381   $188,621   $238,920   $  380,945
  Capital expenditures......................................    65,810      510,113    161,344    259,242      985,984
BALANCE SHEET DATA (AT PERIOD END):
  Property, plant and equipment, net........................  $421,632   $  794,605   $813,380   $843,945   $1,571,764
  Total assets..............................................   625,621    1,067,996    933,516    989,176    1,956,938
  Long-term debt (including current installments)...........   224,793      453,760    376,956    376,992      848,028
  Shareholders' equity......................................   304,779      415,432    412,066    411,911      720,067
OPERATING DATA:
  Average daily production:
    Natural gas (MMcf)......................................     204.6        211.1      247.6      272.2        469.4
    Oil and condensate (Mbbls)..............................      17.8         19.5       22.8       25.6         34.5
    Gas equivalent (MMcfe)..................................     311.6        328.1      384.1      425.9        676.5
  Average sales prices:
    Natural gas (per Mcf)(3)................................  $   1.81   $     2.10   $   1.97   $   1.72   $     2.17
    Oil and condensate (per bbl)(4).........................  $  18.68   $    15.91   $  14.90   $  16.78   $    18.28
  Average lifting cost (per Mcfe)...........................  $    .84   $      .74   $    .62   $    .70   $      .62
  Average finding cost (per Mcfe) (5).......................  $    .66   $      .86   $    .77   $    .94   $     1.25
  Reserve replacement percentage (6)........................      101%         504%       175%       183%         333%
GAS AND OIL PROVED RESERVE DATA (AT PERIOD END) (UNAUDITED):
  Estimated proved reserves:
    Natural gas (Bcf).......................................     372.2        691.5      779.0      850.3      1,156.3
    Crude oil and condensate (MMbbls).......................      47.4         73.0       75.5       84.0        115.7
    Gas equivalent (Bcfe)...................................     656.6      1,129.5    1,232.1    1,354.4      1,850.4

---------------

(1) Includes for the year ended December 31, 1992, $27.9 million recorded as gain on the sale of an unconsolidated affiliate, $4.3 million recorded as income from the investment in an unconsolidated affiliate prior to its sale, and $7.5 million in income recorded from the settlement of a gas contract, and for the year ended December 31, 1995, $39 million related to the settlement of a Columbia Gas Transmission Corporation bankruptcy claim.
(2) Includes a $59.5 million charge related to the write-down of certain assets in connection with the Company's adoption in 1995 of Financial Accounting Standards No. 121.
(3) Includes the effect of natural gas hedging transactions. The amounts shown reflect (per Mcf) a reduction of $.045, a reduction of $.048, a reduction of $.004 and a reduction of $.33 for the year ended December 31, 1992, 1993, 1995 and 1996, respectively. See "The Company -- Hedging Arrangements" in the Prospectus.
(4) Includes the effect of crude oil hedging transactions. The amounts shown reflect (per bbl) an increase of $.33, an increase of $.02, an increase of $.16 and a reduction of $2.35 for the year ended December 31, 1992, 1993, 1995 and 1996, respectively. See "The Company -- Hedging Arrangements" in the Prospectus.
(5) Finding cost reflects the sum of property acquisition costs, exploration costs and development costs incurred during a year divided by the quantity of reserves added during that year through drilling, acquisitions and revision of previous estimates.
(6) The reserve replacement percentage reflects the percentage of the Company's annual oil and gas production that is replaced during the same year through additions of reserves from exploratory and development drilling, acquisitions of proved properties and revisions of previous estimates.

                                USE OF PROCEEDS


     The estimated aggregate net proceeds of approximately $244.7 million from the sale of the Senior Notes will be used together with available cash to repay $245 million of the outstanding principal under the term loan under the Company's Credit Agreement. On March 31, 1997, the principal amount outstanding under the Credit Agreement was $749 million (including $349 million under the term loan). The average interest rate on indebtedness outstanding under the Credit Agreement on March 31, 1997 was 5.97% per annum. The Credit Agreement matures on July 31, 2001. Borrowings of $800 million under the Credit Agreement were used to fund the purchase price for EDC and, together with funds on hand, to repay $48 million of outstanding indebtedness under the Company's prior credit agreement.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated.

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  1992    1993    1994    1995    1996
                                                  ----    ----    ----    ----    ----
Ratio of earnings to fixed charges..............  3.92    1.76    0.92(1) 1.22    4.48

---------------

(1) Earnings were insufficient to cover fixed charges by approximately $2.0 million.

     For purposes of calculating the ratios, "earnings" consist of income from continuing operations before income taxes, minority interest and fixed charges and "fixed charges" consist of interest and that portion of rent which is deemed representative of interest.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (including current installments of long-term debt) as of December 31, 1996 (i) on an actual basis and (ii) as adjusted to give effect to the issuance and sale of the Senior Notes by the Company and the application of the estimated net proceeds therefrom together with available cash to repay $245 million of the outstanding principal under the term loan under the Company's Credit Agreement. See "Use of Proceeds" in this Prospectus Supplement.



                                                                 DECEMBER 31, 1996
                                                              ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Long-term debt (including current installments):
  7 1/4% Notes Due 2023.....................................  $   99,028    $   99,028
  8% Notes Due 2027 offered hereby..........................          --       247,315
  Bank credit agreement.....................................     749,000       504,000
                                                              ----------    ----------
          Total long-term debt (including current
            installments)...................................     848,028       850,343
                                                              ----------    ----------
Shareholders' equity:
  Common stock (1)..........................................     194,402       194,402
  Capital in excess of par value............................     355,651       355,651
  Retained earnings.........................................     185,432       185,432
  Less common stock in treasury, at cost....................     (15,418)      (15,418)
                                                              ----------    ----------
          Total shareholders' equity........................     720,067       720,067
                                                              ----------    ----------
               Total capitalization.........................  $1,568,095    $1,570,410
                                                              ==========    ==========


---------------

(1) Outstanding shares of Common Stock aggregated 56,796,397. Such amount excludes 1,602,098 shares of Common Stock reserved for issuance upon exercise of options outstanding under the Company's stock option plans.

                       CERTAIN TERMS OF THE SENIOR NOTES


     The Senior Notes offered hereby are a series of "Senior Debt Securities," as defined and described in the accompanying Prospectus, and the following description of the terms of the Senior Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus.


GENERAL


     The Senior Notes will be senior unsecured obligations of the Company. The Senior Notes will be issued pursuant to the provisions of an Indenture dated as of April 1, 1997 (as supplemented, the "Indenture"), entered into between the Company and U.S. Trust Company of Texas, N.A., as trustee (the "Trustee"), and will be limited to $250 million aggregate principal amount. A copy of the form of Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement is a part. The following summaries of certain provisions of the Senior Notes and the Indenture should be read in conjunction with the statements under "Description of Debt Securities" in the accompanying Prospectus. Such information does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Notes and the Indenture. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.


     The Company may, from time to time, without the consent of the holders of the Senior Notes, provide for the issuance of additional Senior Notes or other Debt Securities under the Indenture in addition to the Senior Notes offered hereby. The Indenture will not limit the amount of other indebtedness that may be issued by the Company or any of its subsidiaries.


     The Senior Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. The Senior Notes will mature on April 1, 2027. The Senior Notes will bear interest from April 7, 1997 (at the rate of interest stated on the cover page of this Prospectus Supplement) payable on April 1 and October 1 of each year, commencing on October 1, 1997, to the persons in whose names the Senior Notes are registered at the close of business on the March 15 and September 15, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.



RANKING


     The Senior Notes will rank senior in priority to any subordinated indebtedness of the Company and pari passu with any other senior unsecured indebtedness of the Company. The Senior Notes will be junior in right of payment to all of the Company's secured obligations (insofar as the assets securing such obligations are concerned) and will be effectively junior in right of payment to the indebtedness and other liabilities of the Company's subsidiaries (insofar as the assets of those subsidiaries are concerned). The Company's two principal subsidiaries, Samedan Oil Corporation and Energy Development Corporation, have each guaranteed the indebtedness of the Company under the Credit Agreement.

CERTAIN COVENANTS APPLICABLE TO THE SENIOR NOTES

     The Indenture, as applicable to the Senior Notes, will provide that the Company will be subject to covenants pertaining to limitations on liens and sale and leaseback transactions as described under "Description of Debt
Securities -- Provisions Applicable to the Senior Indenture -- Certain Covenants of the Company -- Limitations on Liens" and "-- Limitations on Sale and Leaseback Transactions" in the accompanying Prospectus.

DEFEASANCE

     Subject to compliance with certain conditions, the Company may discharge its indebtedness and its obligations or certain of its obligations under the Indenture by depositing funds or obligations issued or guaranteed by the United States of America ("U.S. Government Obligations") with the Trustee.

     The Indenture will provide that the Company will be discharged from substantially all of its obligations in respect of the Senior Notes upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest on, the Senior Notes on the Stated Maturity of such payments. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. In the event of any such defeasance and discharge of the Senior Notes, holders of the Senior Notes would be entitled to look only to such trust fund for payment of principal of and interest on the Senior Notes until Maturity.

     The Indenture will provide that the Company may omit to comply with certain restrictive covenants, including the covenants described under "Description of Debt Securities -- Provisions Applicable to the Senior Indenture -- Certain Covenants of the Company" in the accompanying Prospectus, and any such omission shall not be an Event of Default with respect to the Senior Notes, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest on, the Senior Notes on the Stated Maturity of such payments. The obligations of the Company under the Indenture and the Senior Notes other than with respect to such covenants shall remain in full force and effect. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance, and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Although the amount of money and U.S. Government Obligations on deposit with the Trustee would be intended to be sufficient to pay amounts due on the Senior Notes at the time of their Stated Maturity, in the event the Company exercises its option to omit compliance with the covenants defeased with respect to the Senior Notes as described above and the Senior Notes are declared due and payable because of the occurrence of any Event of Default, such amount may not be sufficient to pay amounts due on the Senior Notes at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

THE TRUSTEE

     U.S. Trust Company of Texas, N.A. will initially be the Trustee under the Indenture. The Company has also appointed the Trustee as the initial Registrar and as initial Paying Agent under the Indenture. The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the right of the Trustee, should it become a creditor of the Company to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise.

BOOK-ENTRY, DELIVERY AND FORM


     The Senior Notes will be issued in the form of one or more registered Global Securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"). Unless and until it is exchanged in whole or in part for Senior Notes in definitive form, a Global Security may not be transferred except as a whole to a nominee of DTC for such Global Security, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary. Initially, the Senior Notes will be registered in the name of Cede & Co., the nominee of DTC.

     Ownership of beneficial interests in a Global Security will be limited to persons who have accounts with DTC or its nominee ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons held by such participants on their behalf).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Security for all purposes under the Indenture and the Senior Notes. In addition, no beneficial owner of an interest in a Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

     Payments on a Global Security will be made to DTC or its nominee, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records related to such beneficial ownership interests.

     The Company has been advised by DTC that upon receipt of any payment in respect of a Global Security representing any Senior Notes held by it or its nominee, DTC will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Senior Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Security to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (as defined below) and certain banks, the ability of a person having a beneficial interest in a Global Security to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Commission.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company or the Trustee will have any responsibility for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Senior Notes represented by a Global Security will be exchangeable for Senior Notes in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple if DTC notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the Company within 90 days or the Company in its discretion at any time determines not to require all of the Senior Notes to be represented by a Global Security and notifies the Trustee thereof. Any Senior Notes that are exchangeable pursuant to the preceding sentence are exchangeable for Senior Notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of DTC or its nominee.

     Neither the Company nor the Trustee will be liable for any delay by the related Global Security holder or DTC in identifying the beneficial owners of the related Senior Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from such Global Security Holder or of DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Senior Notes to be issued).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material United States Federal income tax considerations relating to the purchase, ownership and disposition of the Senior Notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary deals (i) only with beneficial owners ("Holders") that will hold Senior Notes as "capital assets" (within the meaning of Section 1221 of the Code) and (ii) only with Holders that are citizens or residents of the United States, or any state thereof, or a corporation or other entity created or organized under the laws of the United States, or any political subdivision thereof, an estate the income of which is subject to United States Federal income tax regardless of source or that is otherwise subject to United States Federal income tax on a net income basis in respect of the Senior Notes, or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust ("U.S. Holders"). This summary does not address tax considerations arising under the laws of any foreign, state or local jurisdiction or applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies or persons that will hold Senior Notes as a position in a hedging transaction, "straddle" or "conversion transaction" or other integrated investment transaction for tax purposes. The Company has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     INVESTORS CONSIDERING THE PURCHASE OF SENIOR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THE OFFERING AND THEIR OWNERSHIP AND DISPOSITION OF THE SENIOR NOTES AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.


PAYMENTS OF INTEREST



     Interest on the Senior Notes generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for United States Federal income tax purposes. The Senior Notes will not be issued with original issue discount ("OID") within the meaning of the Code.

SALE OR EXCHANGE OF THE SENIOR NOTES



     Upon the sale or exchange of a Senior Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or exchange (except to the extent such amount is attributable to accrued interest income or any market discount not previously included in income which is taxable as ordinary income) and (ii) such U.S. Holder's adjusted tax basis in the Senior Note. A U.S. Holder's adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note to such U.S. Holder increased by the amount of interest income on the Senior Note previously taken into income by the U.S. Holder but not yet received by the U.S. Holder and by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any bond premium amortized by the U.S. Holder with respect to the Senior Notes and by any principal payments on the Senior Notes. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Senior Note is more than one year at the time of sale or exchange (subject to the market discount rules discussed below).



AMORTIZABLE BOND PREMIUM



     Generally, the excess of a U.S. Holder's tax basis in a Senior Note over the amount payable at maturity is bond premium that the U.S. Holder may elect to amortize under Section 171 of the Code on a yield to maturity basis over the period from the U.S. Holder's acquisition date to the maturity date of the Senior Note. The amortizable bond premium is treated as an offset to interest income on the Senior Note for United States Federal income tax purposes. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the Senior Note by the deductions allowable for amortizable bond premium. An election to amortize bond premium is revocable only with the consent of the IRS and applies to all obligations owned or acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies.


MARKET DISCOUNT

     A Senior Note has market discount if it is purchased at an amount less than the issue price and less than the stated redemption price at maturity of the Senior Note. De minimis market discount is not subject to the following rules. A U.S. Holder of a Senior Note with market discount who does not elect to include market discount in income as it accrues must treat a portion of the gain recognized on the disposition or retirement of the Senior Note as ordinary income. The amount of gain treated as ordinary income would equal the lesser of
(i) the gain recognized (or the appreciation, in the case of a nontaxable transaction such as a gift) or (ii) the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) while the Senior Note was held by the U.S. Holder.

     A U.S. Holder who acquires a Senior Note at a market discount also may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Senior Note until the U.S. Holder disposes of the Senior Note in a taxable transaction. Moreover, to the extent of any accrued market discount on such Senior Note, any partial principal payment with respect to the Senior Note will be includible as ordinary income upon receipt, as will the fair market value of the Senior Note on certain otherwise non-taxable transfers (such as gifts).

     A U.S. Holder of Senior Notes acquired at a market discount may elect for United States Federal income tax purposes to include market discount in gross income as the discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder of Senior Notes makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such debt instruments and on any partial principal payment with respect to the Senior Notes, and the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such debt instruments, would not apply.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements may apply to principal and interest payments on a Senior Note and to payments of the proceeds of the sale of a Senior Note. A 31% backup withholding tax may apply to such payments unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates its exemption, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of a Senior Note who does not provide the Company with the U.S. Holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's United States Federal income tax, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company and Morgan Stanley & Co. Incorporated, UBS Securities LLC and Chase Securities Inc. (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have agreed, severally and not jointly, to purchase from the Company, the respective principal amount of Senior Notes set forth below opposite their respective names.


                        UNDERWRITERS                          PRINCIPAL AMOUNT
                        ------------                          ----------------
Morgan Stanley & Co. Incorporated...........................    $100,000,000
UBS Securities LLC..........................................     100,000,000
Chase Securities Inc. ......................................      50,000,000
                                                                ------------
          Total.............................................    $250,000,000
                                                                ============



     The Underwriters propose to offer the Senior Notes in part directly to the public at the respective initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession not to exceed .500% of the principal amount of the Senior Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .250% of the principal amount of the Senior Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.


     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Senior Notes is subject to certain conditions, including delivery of certain legal opinions by counsel for the Underwriters.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities under the Securities Act and will contribute to payments the Underwriters may be required to make in respect thereof.


     The Senior Notes will be a new issue of securities for which there is currently no market. Although the Underwriters have informed the Company that they currently intend to make a market in the Senior Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Senior Notes.


     In the ordinary course of their respective businesses, each of the Underwriters, or affiliates thereof, have from time to time provided, and may in the future provide, investment banking and/or commercial banking services to the Company and its affiliates in connection with various transactions and proposed transactions.

     Union Bank of Switzerland ("UBS"), an affiliate of UBS Securities LLC, one of the Underwriters, is the agent and a lender under the Credit Agreement, and Texas Commerce Bank National Association ("TCB"), an affiliate of Chase Securities Inc., one of the Underwriters, is a lender under the Credit Agreement. It is expected that a portion of the debt outstanding under the Credit Agreement will be repaid from the net proceeds of the issuance of the Senior Notes offered hereby and that UBS and TCB will receive their respective proportionate share of such repayment. See "Use of Proceeds." More than 10% of the net proceeds from the offering of the Senior Notes is expected to be used to repay amounts outstanding under the Credit Agreement. Accordingly, the offerings are being made in accordance with Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. UBS Securities LLC and Chase Securities Inc. are participating in the offerings on the same terms as the other Underwriters and will not receive any benefit in connection with the offerings other than customary management, underwriting and selling fees.

     In order to facilitate the offering of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the Underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Senior Notes in the offering, if the syndicate repurchases previously distributed Senior Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                          VALIDITY OF THE SENIOR NOTES

     The validity of the Senior Notes offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas, and for the Underwriters by Sullivan & Cromwell, New York, New York. Harold F. Kleinman, a shareholder of Thompson & Knight, P.C., is a director of the Company and is the beneficial owner of 200 shares of Common Stock of the Company.

PROSPECTUS


                             NOBLE AFFILIATES, INC.

                                DEBT SECURITIES

     Noble Affiliates, Inc. (the "Company") may offer and issue from time to time its debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series. The Debt Securities will be offered at an aggregate initial offering price not to exceed $575 million, at prices and on terms to be determined at the time of sale.

     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The Debt Securities will be effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company.

     The accompanying Prospectus Supplement sets forth with regard to the particular Debt Securities in respect of which this Prospectus is being delivered, the title, aggregate principal amount, denominations, maturity, rate and time of payment of interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any conversion or exchange rights, any listing on a securities exchange, the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities. The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Debt Securities in respect of which this Prospectus is being delivered.

     The common stock of the Company, par value $3.33 1/3 per share (the "Common Stock"), is listed on the New York Stock Exchange under the symbol "NBL."

     The Company may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters or agents. See "Plan of Distribution."

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is December 27, 1996.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF ANY DEBT SECURITIES OFFERED HEREBY AND THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. In addition, similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the Debt Securities offered hereby (including all amendments or supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-7062) pursuant to the Exchange Act are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A (No. 1) dated June 27, 1996; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and
(iii) Current Report on Form 8-K (Date of Event: July 31, 1996) dated August 13, 1996, as amended by Form 8-K/A (No. 1) dated September 27, 1996. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus from the date of filing thereof.

     Any statement contained herein or in a document or information incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents or information that has been incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to William D. Dickson, Vice President -- Finance and Treasurer, Noble Affiliates, Inc., P.O. Box 1967, Ardmore, Oklahoma 73402, (405) 223-4110.

                                  THE COMPANY

GENERAL

     The Company is an independent energy company engaged, through its subsidiaries, in the exploration, production and marketing of crude oil and natural gas. It conducts operations throughout the major basins of the United States as well as in selected international areas. The Company is one of the largest independent oil and gas companies in the United States.

     The Company, incorporated in Delaware in 1969, and its predecessors have been engaged in oil and gas exploration and production since 1932. Its principal executive offices are located at 110 West Broadway, Ardmore, Oklahoma 73401, and its telephone number is (405) 223-4110. Unless otherwise indicated or the context otherwise requires, the "Company" refers to Noble Affiliates, Inc. and its subsidiaries (including EDC) and predecessors and "EDC" refers to Energy Development Corporation and its subsidiaries (see "-- Business Strategy -- EDC Acquisition").

BUSINESS STRATEGY

     The Company's principal business strategy is to increase reserves, production and cash flow through a balanced program of exploratory and development drilling, supplemented by strategic acquisitions. During the three-year period ended December 31, 1995, the Company replaced approximately 273 percent of its production at an average cost of $0.86 per Mcfe. From January 1, 1993 through December 31, 1995, the Company (not including EDC) increased its proved reserves from 372.2 Bcf of gas and 47.4 MMbbls of oil to 850.3 Bcf of gas and 84.0 MMbbls of oil. Additionally, the Company (not including EDC) increased its production from 75.1 Bcf of gas and 7.4 MMbbls of oil in 1993 to 97.0 Bcf of gas and 9.6 MMbbls of oil in 1995.

     The Company seeks to achieve operating and technical efficiencies by focusing its exploration and development drilling efforts in areas in which the Company has a concentration of existing producing properties, the most important of which is its portfolio of properties in the Gulf of Mexico. The Company seeks to retain the largest available interest consistent with its analysis of the risks and potential returns of a prospect and to serve as operator whenever appropriate. Typically, the Company finances its exploration and development drilling with internally generated funds.

     The Company seeks to supplement its exploration and development drilling activities with acquisitions of producing and non-producing properties. The Company attempts to acquire properties that complement its existing operations, thereby allowing the Company to use its engineering knowledge and expertise in the area, and in many cases its existing facilities, to find, develop and produce reserves in a cost-effective manner. In addition, the Company actively seeks to increase its average working interest per well by purchasing additional interests in existing properties and divesting non-strategic or economically marginal wells or wells in which it has a small interest.

     EDC Acquisition

     Pursuant to its stated business strategy, on July 31, 1996, the Company purchased all of the outstanding common stock of Energy Development Corporation, a wholly owned indirect subsidiary of Public Service Enterprise Group Incorporated (the "EDC Acquisition"), for approximately $768 million in cash. EDC's major properties are located domestically in the Gulf of Mexico and onshore Louisiana and Texas, and internationally in Argentina and the United Kingdom sector of the North Sea.

     As of December 31, 1995, EDC's estimated proved reserves were approximately
460.9 Bcf of gas and 37.5 MMbbls of oil, as evaluated by Samedan Oil Corporation ("Samedan"), a wholly owned subsidiary of the Company. Approximately 67 percent of such reserves were natural gas and 75 percent of such reserves were located in the United States. EDC's average daily production in 1995 and the nine months ended September 30, 1996 was approximately 205 MMcf and 213 MMcf of gas and 11,000 bbls and 11,650 bbls of oil, respectively. Approximately 86 percent of such production of EDC for the nine months ended

September 30, 1996 was located in the United States. As of December 31, 1995, EDC held 483,344 net domestic undeveloped leasehold acres, and royalty, overriding royalty and other mineral interests in 37,663 net acres.

     On a pro forma basis giving effect to the EDC Acquisition, as of December 31, 1995, the Company's estimated proved reserves were approximately 2,040.2 Bcfe. Natural gas accounted for approximately 64 percent of such proved reserves. Approximately 86 percent of such proved reserves were located in the United States, most notably in the Gulf of Mexico, with the balance located in Argentina, the North Sea, Equatorial Guinea and Canada. The Company's average daily production in 1995 and the nine months ended September 30, 1996, pro forma for the EDC Acquisition, was approximately 696.9 MMcfe and 836.7 MMcfe, respectively. Approximately 91 percent of such production for the nine months ended September 30, 1996 was located in the United States.

     The Company believes that the EDC Acquisition achieved several of its strategic objectives. First, it materially enhanced and leveraged the Company's significant position in the Gulf of Mexico where the Company's proved reserves as of December 31, 1995 (pro forma for the EDC Acquisition) increased 46 percent to approximately 993.9 Bcfe. Second, it furthers the Company's goals of owning large working interests in oil and gas properties and operating such properties whenever appropriate. The Company believes that it can capitalize on its capabilities as a low-cost operator and realize cost savings, particularly in the Gulf of Mexico, where it already has extensive operations in place. Third, the longer-lived reserves of certain of EDC's domestic onshore and international properties provide an attractive balance to the Company's shorter-lived fields in the Gulf of Mexico. Fourth, the acquisition of international reserves in Argentina and the United Kingdom sector of the North Sea adds geographic diversity to the Company's portfolio of oil and gas properties consistent with its traditional risk profile.

     In connection with the EDC Acquisition, the Company entered into a new $800 million bank credit facility pursuant to a credit agreement (the "Credit Agreement") dated as of July 31, 1996. Borrowings of $800 million under the Credit Agreement were used to fund the purchase price for EDC and, together with funds on hand, to repay $48 million of outstanding indebtedness under the Company's then existing bank credit agreement, which was cancelled in connection with the repayment thereunder. The Credit Agreement generally permits the Company to prepay at its option, in whole or in part and without premium or penalty, the indebtedness under the Credit Agreement. The Company therefore has the ability to consider the refinancing of part or all of the indebtedness outstanding under the Credit Agreement from time to time in the public or private financial markets on such terms as it considers satisfactory.

EXPLORATION AND DEVELOPMENT

     The Company has numerous drilling and development opportunities throughout its portfolio, the most important of which are on its extensive Gulf of Mexico properties. The Company's capital expenditures in the nine months ended September 30, 1996 for exploration and development drilling, not including any such drilling associated with properties acquired through the EDC Acquisition, were approximately $202.4 million, of which approximately 72 percent was spent in the Gulf of Mexico. The Company currently estimates that its capital expenditures for exploration and development drilling for the last three months of 1996, including any such drilling associated with properties acquired through the EDC Acquisition, will be approximately $54 million, of which approximately 70 percent is scheduled to be spent in the Gulf of Mexico.

PROPERTIES

     Reserves

     The following table sets forth information as to estimated net proved and proved developed reserves as of December 31, 1995 for (i) the Company, (ii) EDC and (iii) the Company on a pro forma combined basis, assuming the EDC Acquisition occurred on December 31, 1995. For additional information about the Company's reserves and the standardized measure of discounted future net cash flows attributable thereto (not including EDC), see Note 10 of the Notes to Consolidated Financial Statements incorporated in this Prospectus by reference to the Company's Form 10-K for the year ended December 31, 1995, as amended.

                       TOTAL PROVED AND PROVED DEVELOPED
                        RESERVES AS OF DECEMBER 31, 1995

                                                COMPANY             EDC(1)        PRO FORMA COMBINED
                                            ----------------   ----------------   ------------------
                                             GAS      OIL       GAS      OIL        GAS       OIL
                                            (BCF)   (MMBBLS)   (BCF)   (MMBBLS)    (BCF)    (MMBBLS)
                                            -----   --------   -----   --------   -------   --------
Total Proved Reserves:
  Domestic:
     Offshore Gulf of Mexico..............  513.3     27.9     241.2     12.0       754.5     39.9
     Onshore..............................  305.0     43.0     171.8      4.7       476.8     47.7
                                            -----     ----     -----     ----     -------    -----
                                            818.3     70.9     413.0     16.7     1,231.3     87.6
  International...........................   32.0     13.1      47.9     20.8        79.9     33.9
                                            -----     ----     -----     ----     -------    -----
                                            850.3     84.0     460.9     37.5     1,311.2    121.5
                                            =====     ====     =====     ====     =======    =====
          Total Proved Developed
            Reserves......................  782.8     79.0     409.8     29.0     1,192.6    108.0
                                            =====     ====     =====     ====     =======    =====

---------------

(1) In connection with the EDC Acquisition, Samedan's in-house engineers prepared estimates of the proved reserves of EDC based on geological and engineering evaluations as of December 31, 1995. Prior to closing of the EDC Acquisition, Miller and Lents, Ltd., independent petroleum consultants, estimated the proved reserves of EDC as of July 1, 1996. A summary of such estimates, together with a summary of the estimates of EDC's proved reserves prepared by Samedan as of July 31, 1996 (the closing date of the EDC Acquisition), is set forth in the Company's Form 8-K (Date of Event: July 31, 1996), as amended, which is incorporated by reference in this Prospectus. After taking into account adjustments for EDC's production and exploration and development activities during 1996, there are no material differences in the aggregate among such estimate of proved reserves prepared by Miller and Lents, Ltd. and the estimates of proved reserves prepared by Samedan as of December 31, 1995 and July 31, 1996.

     Samedan's in-house engineers annually estimate the Company's proved reserves, and Samedan does not employ independent engineers to prepare, review or audit such estimates.

     Because of the direct relationship between quantities of proved undeveloped reserves and development plans, Samedan has assigned to undeveloped locations only those reserves that will definitely be drilled, and only those reserves assigned to the undeveloped portions of secondary or tertiary projects that will definitely be developed have been included in proved reserves and proved undeveloped reserves. The Company has interests in certain tracts that may have additional hydrocarbon quantities that were not classified at the time of the estimate as proved reserves because Samedan did not have definitive plans at such time to drill or develop these tracts, but which tracts may be reclassified as proved reserves in the future as a result of the Company's exploration and development programs. Under the regulations of the Commission, a company may classify reserves as proved undeveloped reserves, assuming they otherwise meet the Commission's criteria for proved reserves, without regard to whether such company has definitive plans to drill or develop such reserves.

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting the future rates of production and timing of development expenditures. Oil and gas reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be precisely measured, and estimates of other engineers might differ materially from the estimates contained or incorporated by reference in this Prospectus. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. In addition, estimates of the standardized measure of discounted future net cash flows attributable to the Company's proved reserves are based on certain assumptions regarding future oil and gas prices, production levels, and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect the estimated quantities of proved reserves and future net cash flows therefrom contained or incorporated by reference in this Prospectus.

     The Company periodically estimates restoration and abandonment costs relating to its oil and gas properties that will be required to be paid at the end of the properties' productive lives. The estimated costs, as adjusted from time to time, are recorded by charges to depreciation, depletion and amortization expense in the Company's financial statements. The estimated restoration and abandonment costs are also included in estimated future production and development costs for purposes of estimating the future net cash flows attributable to the Company's proved reserves.

CONVERSION OF CONVERTIBLE NOTES

     In October 1996, the Company called for redemption all $230,000,000 outstanding principal amount of its 4 1/4% Convertible Subordinated Notes due 2003 (the "Convertible Notes"). Prior to the close of business on November 1, 1996, an aggregate of $229,962,000 principal amount of the Convertible Notes were converted into 6,274,474 shares of Common Stock, at the stated conversion price of $36.65 of principal amount of Convertible Notes per share of Common Stock. The Company redeemed the remaining $38,000 outstanding principal amount of the Convertible Notes using the proceeds of the sale of 1,036 shares of Common Stock to a standby underwriter engaged in connection with the redemption.

HEDGING ARRANGEMENTS

     The Company, from time to time, uses various hedging arrangements in connection with anticipated crude oil and natural gas sales of its own production and third party production purchased and sold by its natural gas marketing subsidiary to minimize the impact of product price fluctuations. Such arrangements include fixed price hedges, costless collars and other contractual arrangements. Although these hedging arrangements expose the Company to credit risks, the Company monitors the creditworthiness of its counterparties, which generally are major institutions, and believes that losses from nonperformance are unlikely to occur. A discussion of the historical effect of such hedging arrangements and of the Company's hedging arrangements in respect of future anticipated production is included in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q incorporated by reference in this Prospectus.

                                USE OF PROCEEDS

     Except as otherwise described in the accompanying Prospectus Supplement, the net proceeds from the sale of Debt Securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions, and repurchases and redemptions of securities.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain consolidated (i) historical financial data of the Company for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996 and
(ii) pro forma financial data of the Company that give effect to the EDC Acquisition and the financing thereof which occurred on July 31, 1996. Financial statement data for the historical interim periods are unaudited but, in the opinion of management, include all adjustments (which include only normal recurring accruals) necessary for a fair presentation of the information. Pro forma financial data also are unaudited. The results of operations for interim periods are not necessarily indicative of results for the entire year. The table should be read in conjunction with (i) the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated in this Prospectus by reference to the Company's Form 10-K for the year ended December 31, 1995, as amended, and Form 10-Q for the quarter ended September 30, 1996 and (ii) the Consolidated Financial Statements and related notes thereto of EDC and the Pro Forma Consolidated Condensed Financial Statements and related notes thereto incorporated in this Prospectus by reference to the Company's Form 8-K (Date of
Event: July 31, 1996), as amended.

                                                     COMPANY HISTORICAL                                PRO FORMA(1)
                                 -----------------------------------------------------------   -----------------------------
                                                                           NINE MONTHS
                                                                              ENDED                             NINE MONTHS
                                     YEAR ENDED DECEMBER 31,              SEPTEMBER 30,         YEAR ENDED         ENDED
                                 --------------------------------    -----------------------   DECEMBER 31,    SEPTEMBER 30,
                                    1993        1994       1995         1995         1996          1995            1996
                                 ----------   --------   --------    ----------   ----------   ------------    -------------
                                                                           (UNAUDITED)                  (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
  Gas and oil sales and
    royalties..................  $  278,004   $306,169   $328,134    $  234,150   $  396,149     $532,184        $539,575
  Gathering, marketing and
    processing.................          --     43,921    112,702        71,334      209,796      202,751         278,427
  Other income.................       8,579      8,299     46,182(2)      3,790        5,282      107,822(3)        9,356
                                 ----------   --------   --------    ----------   ----------     --------        --------
        Total..................     286,583    358,389    487,018       309,274      611,227      842,757         827,358
                                 ----------   --------   --------    ----------   ----------     --------        --------
Costs and expenses:
  Oil and gas operations.......      75,110     74,661     81,735        61,775       83,595       90,165         118,116
  Oil and gas exploration......      36,473     54,321     33,246        19,701       38,797      110,058          61,920
  Gathering, marketing and
    processing.................          --     42,758    107,867        69,402      193,687      193,472         258,204
  Depreciation, depletion and
    amortization...............     107,215    127,470    200,914(4)    106,667      153,668      335,563(4)      233,608
  Selling, general and
    administrative.............      31,784     36,408     36,514        27,264       32,671       49,908          37,175
  Interest, net of amount
    capitalized................      15,342     17,546     18,744        13,919       22,116       63,470          50,423
                                 ----------   --------   --------    ----------   ----------     --------        --------
        Total..................     265,924    353,164    479,020       298,728      524,534      842,636         759,446
                                 ----------   --------   --------    ----------   ----------     --------        --------
Income before taxes............      20,659      5,225      7,998        10,546       86,693          121          67,913
Income tax provision...........       8,034      2,059      3,912         4,020       31,849           48          22,867
                                 ----------   --------   --------    ----------   ----------     --------        --------
Net income.....................  $   12,625   $  3,166   $  4,086    $    6,526   $   54,844     $     73        $ 45,046
                                 ==========   ========   ========    ==========   ==========     ========        ========
Primary earnings per share.....  $      .26   $    .06   $    .08    $      .13   $     1.09     $    .00        $    .90
                                 ==========   ========   ========    ==========   ==========     ========        ========
Fully diluted earnings per
  share(5).....................  $      .26   $    .06   $    .08    $      .13   $     1.04     $    .00        $    .84
                                 ==========   ========   ========    ==========   ==========     ========        ========
Cash dividends paid............  $      .16   $    .16   $    .16    $      .12   $      .12     $    .16        $    .12
                                 ==========   ========   ========    ==========   ==========     ========        ========
OTHER FINANCIAL DATA:
Net cash provided by operating
  activities...................  $  139,381   $188,621   $238,920    $  180,372   $  293,664
Capital expenditures...........     510,113    161,344    259,242       197,060      944,007
BALANCE SHEET DATA (AT PERIOD
  END):
Property, plant and equipment,
  net..........................  $  794,605   $813,380   $843,945    $  893,434   $1,619,732
Total assets...................   1,067,996    933,516    989,176     1,006,501    1,916,963
Long-term debt (including
  current installments)........     453,760    376,956    376,992       401,983    1,129,019(6)
Shareholders' equity...........     415,432    412,066    411,911       413,439      465,230(6)

---------------

(1) The pro forma financial data assume the EDC Acquisition and the financing thereof occurred on January 1, 1995.

(2) Includes $39 million related to the settlement of a Columbia Gas Transmission Corporation bankruptcy claim.

(3) Includes $74 million ($39 million for the Company and $35 million for EDC) related to the settlement of Columbia Gas Transmission Corporation bankruptcy claims.

(4) Includes a $59.5 million charge related to the write-down of certain assets in connection with the Company's adoption in 1995 of Financial Accounting Standards No. 121.

(5) Amounts shown were computed using the "if converted method" assuming the Convertible Notes were converted into Common Stock at the beginning of the period. The Convertible Notes were antidilutive for all periods ending on or before December 31, 1995. See footnote (6) below.

(6) Subsequent to September 30, 1996, $229,962,000 aggregate principal amount of the Convertible Notes were converted into 6,274,474 shares of Common Stock, and the Company redeemed the remaining $38,000 principal amount of the Convertible Notes using the proceeds from the sale of 1,036 shares of Common Stock to a standby underwriter engaged in connection with the redemption of the Convertible Notes. See "The Company -- Conversion of Convertible Notes."

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of each series of Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such series of Debt Securities.

     Debt Securities may be issued from time to time in one or more series by the Company. The Debt Securities will constitute indebtedness designated as either Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities will be issued under an indenture (the "Senior Indenture") to be entered into between the Company and a trustee (the "Senior Trustee") prior to the issuance of such Senior Debt Securities. The Subordinated Debt Securities will be issued under an indenture (the "Subordinated Indenture") to be entered into between the Company and a trustee (the "Subordinated Trustee") prior to the issuance of such Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Senior Trustee and the Subordinated Trustee are sometimes hereinafter referred to individually as a "Trustee" and collectively as the "Trustees." Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder.

     The following discussion includes a summary description of all material terms of the Indentures, other than terms which are specific to a particular series of Debt Securities and which will be described in the Prospectus Supplement relating to such series. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular Sections or Articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections, Articles or defined terms are incorporated herein or therein by reference. The term "Company" in this section of the Prospectus means Noble Affiliates, Inc.

     Other than as set forth under "Provisions Applicable to the Senior Indenture -- Certain Covenants of the Company," and only to the extent applicable to the Senior Debt Securities of a particular series, as indicated by the applicable Prospectus Supplement, the Indentures do not contain any provisions which are intended to afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company or in the event of a material adverse change in the Company's financial condition or results of operations.

GENERAL PROVISIONS APPLICABLE TO BOTH INDENTURES

     The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount authorized by the Company for each such series. Debt Securities of a series may be issued in registered form without coupons ("Registered Debt Securities"), in bearer form with or without coupons attached ("Bearer Debt Securities") or in a form of one or more Global Securities in registered or bearer form (each, a "Global Security"). Bearer Debt Securities, if any, will be offered only to non-United States persons and to offices located outside of the United States of certain United States financial institutions. The Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities will be unsubordinated obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness (as defined) of the Company, as described below under "Provisions Applicable to the Subordinated Indenture -- Subordination" and in a Prospectus Supplement applicable to an offering of Subordinated Debt Securities.

     Since the Company is a holding company, its rights and the rights of its creditors, including the holders of the Debt Securities, to participate in the distribution of the assets of the subsidiaries of the Company upon any liquidation or reorganization of any such subsidiary, or otherwise, will be subject to the prior claims of creditors of such subsidiaries, except to the extent that the Company may itself be a creditor with recognized claims against any such subsidiary. The ability of the Company to pay principal of and interest on the Debt Securities is, to a large extent, dependent upon the payment to it of dividends, interest or other charges by the subsidiaries of the Company.

     The applicable Prospectus Supplement will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) whether such Debt Securities will be issued as Registered Debt Securities, Bearer Debt Securities or any combination thereof, and any limitation on issuance of such Bearer Debt Securities and any provisions regarding the transfer or exchange of such Bearer Debt Securities, including exchange for Registered Debt Securities of the same series; (4) whether any of such Debt Securities are to be issuable as a Global Security, whether such Global Securities are to be issued in temporary global form or permanent global form, and, if so, the terms and conditions, if any, upon which interests in such Global Securities may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (5) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the Regular Record Date; (6) the date or dates on which such Debt Securities will mature;
(7) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear; (8) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on such Debt Securities will be payable and the Regular Record Dates for any interest payable on any Interest Payment Date; (9) the place or places where the principal of, premium, if any, and interest on such Debt Securities will be payable; (10) the period or periods within which, the events upon the occurrence of which, and the price and prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (11) the obligation of the Company, if any, to redeem or repurchase such Debt Securities at the option of the holders thereof; (12) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (13) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars; (14) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (15) if the principal amount of or any premium or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (16) the place or places where such Debt Securities may be presented for exchange, registration of transfer or, if applicable, conversion; (17) if other than the principal amount thereof, the portion the principal amount of such Debt Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (18) with respect to any Senior Debt Securities, the applicability of any provisions described under "Provisions of the Senior Indenture -- Certain Covenants of the Company";

(19) the applicability of any provisions described under "Defeasance"; (20) the terms and conditions, if any, pursuant to which such Debt Securities are convertible or exchangeable into Common Stock or other securities or instruments and (21) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     Debt Securities may be issued at a discount from their principal amount. United States Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal amount of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such a foreign currency or currencies or a foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

     Form, Exchange, Registration, Conversion and Transfer

     Debt Securities are issuable in definitive form as Registered Debt Securities, as Bearer Debt Securities or both. Unless otherwise indicated in an applicable Prospectus Supplement, Bearer Debt Securities will have interest coupons attached. Debt Securities are also issuable in temporary or permanent global form.

     Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, with respect to any series of Bearer Debt Securities, at the option of the holder, subject to the terms of the Indenture, such Bearer Debt Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) will be exchangeable into Registered Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Debt Securities surrendered in exchange for Registered Debt Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the Registered Debt Security issued in exchange for such Bearer Debt Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture.

     In connection with its sale during the restricted period (as defined below), no Bearer Debt Security (including a Debt Security in permanent global form that is either a Bearer Debt Security or exchangeable for Bearer Debt Securities) shall be mailed or otherwise delivered to any location in the United States (as defined under "-- Limitations on Issuance of Bearer Debt Securities") and a Bearer Debt Security may be delivered outside the United States in definitive form in connection with its original issuance only if prior to delivery the person entitled to receive such Bearer Debt Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Debt Security is owned by: (a) a person (purchasing for its own account) who is not a United States person (as defined under "-- Limitations on Issuance of Bearer Debt Securities"); (b) a United States person who (i) is a foreign branch of a United States financial institution purchasing for its own account or for resale or (ii) acquired such Bearer Debt Security through the foreign branch of a United States financial institution and who for purposes of the certification holds such Bearer Debt Security through such financial institution on the date of certification and, in either case, such United States financial institution certifies to the Company or the distributor selling the Bearer Debt Security within a reasonable time stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; or (c) a United States or foreign financial institution for purposes of resale within the "restricted period" as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7). A financial institution described in clause (c) of the preceding sentence (whether or not also described in clauses
(a) and (b)) must certify that it has not acquired the Bearer Debt Security for purpose of resale, directly or indirectly, to a United States person or to a person within the United States or its possessions. In the case of a Bearer Debt Security in permanent global form, such certification must be given in connection with notation of a beneficial owner's interest therein in connection with the original issuance of such Debt Security or upon exchange of a portion of a temporary global Debt Security.

     Debt Securities may be presented for exchange as provided above, and Registered Debt Securities may be presented for registration or transfer (with the form of transfer endorsed thereon duly executed), at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, without a service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Company or its agent, as the case may be, being satisfied with the documents of title and identity of the person making the request.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on (a) if Debt Securities of the series are issued only as Registered Debt Securities, the day of mailing of the relevant notice of redemption and (b) if Debt Securities of the series are issued as Bearer Debt Securities, the day of the first publication of the relevant notice of redemption except that, if Debt Securities of the series are also issued as Registered Debt Securities and there is no publication, the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part; or
(iii) exchange any Bearer Debt Security called for redemption, except to exchange such Bearer Debt Security for a Registered Debt Security of that series and like tenor which is simultaneously surrendered for redemption.

     Payment and Paying Agents

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and any premium) and interest on Bearer Debt Securities will be payable, subject to any applicable laws and regulations, in the designated currency or currency unit, at the offices of such Paying Agents ("Paying Agents") outside the United States as the Company may designate from time to time, at the option of the holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States; provided, however, that the written certification described above under "-- Form, Exchange, Registration, Conversion and Transfer" has been delivered prior the first actual payment of interest. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Bearer Debt Securities on any Interest Payment Date will be made only against surrender to the Paying Agent of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Debt Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, nor shall any payments be made in respect of Bearer Debt Securities upon presentation to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payments of principal of (and premium, if any) and interest on Bearer Debt Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as a Paying Agent for the Trustee for payments with respect to Debt Securities which are issuable solely as Registered Debt Securities, and the Company will maintain a Paying Agent outside the United States for payments with respect to Debt Securities (subject to limitations described above in the case of Bearer Debt Securities) which are issued solely as Bearer Debt Securities, or as both Registered Debt Securities and Bearer Debt Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issued solely as Registered Debt Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issued as Bearer Debt Securities, the Company will be required to maintain (i) a Paying Agent in the United States for principal payments with respect to any Registered Debt Securities of the series (and for payments with respect to Bearer Debt Securities of the series in the circumstances described above, but not otherwise), and (ii) a Payment Agent in a Place of Payment located outside the United States where Bearer Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

     All monies paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

     Temporary Global Securities

     If so specified in the applicable Prospectus Supplement, all or any portion of the Debt Securities of a series which are issuable as Bearer Debt Securities will initially be represented by one or more temporary global Debt Securities, without interest coupons, to be deposited with a common depository in London for Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("CEDEL") for credit to the designated accounts. On and after the date determined as provided in any such temporary global Debt Security and described in the applicable Prospectus Supplement, each such temporary global Debt Security will be exchangeable for definitive Bearer Debt Securities, definitive Registered Debt Securities or all or a portion of a permanent global security, or any combination thereof, as specified in the applicable Prospectus Supplement, but, unless otherwise specified in the applicable Prospectus Supplement, only upon written certification in the form and to the effect described under "-- Form, Exchange, Registration, Conversion and Transfer." No Bearer Debt Security delivered in exchange for a portion of a temporary global Debt Security will be mailed or otherwise delivered to any location in the United States in connection with such exchange.

     Unless otherwise specified in the applicable Prospectus Supplement, interest in respect of any portion of a temporary global Debt Security payable in respect of any Interest Payment Date occurring prior to the issuance of definitive Debt Securities or a permanent global Debt Security will be paid to each of Euroclear and CEDEL with respect to the portion of the temporary global Debt Security held for its account. Each of Euroclear and CEDEL will undertake in such circumstances to credit such interest received by it in respect of a temporary global Debt Security to the respective accounts for which it holds such temporary global Debt Security only upon receipt in each case of written certification in the form and to the effect described above under "-- Form, Exchange, Registration, Conversion and Transfer" as of the relevant Interest Payment Date regarding the portion of such temporary global Debt Security on which interest is to be so credited.

     Permanent Global Securities

     If any Debt Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Securities may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Debt Security delivered in exchange for a portion of a permanent global Debt Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange.

     Book-Entry Debt Securities

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Sections 305 and 312)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interest through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. (Sections 305 and 312) Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under an Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

     Limitations on Issuance of Bearer Debt Securities

     In compliance with United States Federal tax laws and regulations, Bearer Debt Securities (including securities in permanent global form that are either Bearer Debt Securities or exchangeable for Bearer Debt Securities) will not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) (generally, the first 40 days after the closing date, and, with respect to unsold allotments, until sold) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in Section 1.165-12(c)(1)(v) of the United States Treasury Regulations), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or to certain other persons described in Section 1.163-5(c)(2)(i)(D)(1)(iii)(B) of the United States Treasury Regulations. Moreover, such Bearer Debt Securities will not be delivered in connection with their sale during the restricted period within the United States. Any underwriters and dealers participating in the offering of Bearer Debt Securities must covenant that they will not offer or sell during the restricted period any Bearer Debt Securities within the United States or to United States persons (other than the persons described above) or deliver in connection with the sale of Bearer Debt Securities during the restricted period any Bearer Debt Securities within the United States and that they have in effect procedures reasonably designed to ensure that their employees and agents who are directly engaged in selling the Bearer Debt Securities are aware of the restrictions described above. No Bearer Debt Security (other than a temporary global Bearer Debt Security) will be delivered in connection with its original issuance nor will interest be paid on any Bearer Debt Security until receipt by the Company of the written certification described above under "-- Form, Exchange, Registration, Conversion and Transfer." Each Bearer Debt Security, other than temporary global Bearer Debt Security, will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States Federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code."

     As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States Federal income taxation regardless of its source, and "United States" means the United States of America (including the states and the District of Columbia) and its possessions.

     Defaults and Remedies

     The following are Events of Default under the Indentures with respect to Debt Securities of any series: (i) failure to pay principal or premium, if any, on any Debt Security of that series when due; (ii) failure to pay any interest due on any Debt Security of that series for 30 days; (iii) failure to make any sinking fund payment, when due, in respect of any Debt Security of that series;
(iv) failure by the Company for 60 days after written notice to it to comply with any of its other covenants in such respective Indenture; (v) default by the Company or any Restricted Subsidiary (as defined herein) under any instrument or other evidence of indebtedness of the Company or any Restricted Subsidiary for money borrowed, or any guarantee of payment by the Company or any Restricted Subsidiary for money borrowed, in an amount in excess of five percent of Consolidated Net Tangible Assets (as defined herein), unless such default has been cured or waived; (vi) certain events of bankruptcy, insolvency or reorganization relative to the Company or any Restricted Subsidiary and (vii) any other Events of Default provided with respect to Debt Securities of that series. (Section 501)

     If an Event of Default with respect to Outstanding Debt Securities of any series occurs and is continuing, either the Trustee or holders of at least 25 percent in aggregate principal amount of the Debt Securities of that series then outstanding under such Indenture may declare the principal amount of all Debt Securities of that series and the interest accrued thereon to be due and payable immediately. However, under certain conditions, such acceleration may be rescinded by holders of a majority in principal amount of such Debt Securities of that series then outstanding. (Section 502)

     Holders of the Debt Securities of any series may not enforce the applicable Indenture except as provided in such Indenture and except that, subject to any applicable subordination provisions, nothing shall prevent the holders of Debt Securities of any series from enforcing payment of the principal of or premium, if any, or interest on, or, if applicable, conversion of, their Debt Securities. Each Trustee may refuse to enforce an applicable Indenture unless it receives reasonable security or indemnity. Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of any series under an applicable Indenture may direct the Trustee thereunder in its exercise of any trust or power under such Indenture. (Sections 508, 512 and 514)

     The Company will furnish the Trustees with an officers' certificate with respect to compliance with the terms of the applicable Indenture. (Section 1005 of the Subordinated Indenture and Section 1006 of the Senior Indenture)

     Modification

     Modification and amendment of an Indenture may be effected by the Company and the Trustee thereunder with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected thereby then Outstanding; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby: (i) reduce the rate or change the time or place for payment of principal or interest on any Debt Security; (ii) reduce the principal of or rate of interest thereon, or the premium, if any, payable upon the redemption of, or change the fixed maturity of, any Debt Security; (iii) make any Debt Security payable in a currency other than that stated in the Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;
(v) make any change that adversely affects the right to convert any Debt Security that is convertible at the option of the holder; (vi) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to holders of the Subordinated Debt Securities of any series or (vii) reduce the amount of Debt Securities of any series whose holders must consent to modification or amendment of or waiver of compliance with certain provisions of the applicable Indenture. The Indentures also contain provisions permitting the Company and the Trustees to effect certain minor modifications to the applicable Indentures not adversely affecting the rights of holders of the Debt Securities of any series in any material respect. (Sections 901 and 902)

     Consolidation, Merger and Sale of Assets

     The Company, without the consent of any holders of Debt Securities, may consolidate or merge with or into any person, or convey, transfer, lease or otherwise dispose of its assets substantially as an entirety to any person, and any person may consolidate or merge with, or into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (i) the person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of the United States, any state thereof or the District of Columbia, and assumes the Company's obligations on the Debt Securities and under the respective Indentures; (ii) after giving effect to such transaction, no Event of Default (as herein defined) and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and
(iii) certain other conditions are met. (Section 801)

     Defeasance

     Subject to compliance with certain conditions, the Company may discharge its indebtedness and its obligations or certain of its obligations under the applicable Indenture by depositing funds or obligations issued or guaranteed by the United States of America (as further defined in the applicable Indenture, the "U.S. Government Obligations") with the applicable Trustee.

     Defeasance and Discharge. The applicable Indenture will provide that the Company will be discharged from any and all obligations in respect of Debt Securities of such series (except for certain obligations relating to temporary Debt Securities of such series and exchange of Debt Securities of such series, registration of transfer or exchange of Debt Securities of such series, replacement of stolen, lost or mutilated Debt Securities of such series, maintenance of paying agencies to hold monies for payment in trust and payment of additional amounts, if any, required in consequence of United States withholding taxes imposed on payments to non-United States persons) upon the deposit with the applicable Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the applicable Indenture and the Debt Securities of such series. (Sections 1502 and 1504 of the Subordinated Indenture and Sections 1302 and 1304 of the Senior Indenture) Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or
(ii) since the date of the applicable Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 1504 of the Subordinated Indenture and Section 1304 of the Senior Indenture) In the event of any such defeasance and discharge of Debt Securities of such series, holders of Debt Securities of such series would be entitled to look only to such trust fund for payment of principal of and any premium and interest on their Debt Securities until Maturity.

     Defeasance of Certain Obligations. The Indentures will provide that the Company may omit to comply with certain restrictive covenants, including the covenants described under "Provisions Applicable to the Senior
Indenture -- Certain Covenants of the Company" below, and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the applicable Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the applicable Indenture and the Debt Securities of such series. The obligations of the Company under the applicable Indenture and the Debt Securities of such series other than with respect to such covenants shall remain in full force and effect. (Sections 1503 and 1504 of the Subordinated Indenture and Sections 1303 and 1304 of the Senior Indenture) Such a trust may be established only if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance, and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Section 1504 of the Subordinated Indenture and Section 1304 of the Senior Indenture)

     Although the amount of money and U.S. Government Obligations on deposit with the applicable Trustee would be intended to be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity, in the event the Company exercises its option to omit compliance with the covenants defeased with respect to the Debt Securities of such series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, such amount may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the applicable Indenture.

     Governing Law

     The Debt Securities and the Indentures provide that they are governed by the laws of the State of New York, without regard to the principles of conflicts of laws. (Section 112)

     Concerning the Trustees

     Each Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 613) Each Trustee will be permitted to engage in other transactions with the Company; provided, however, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Debt Securities of any series outstanding under the applicable Indenture, it must eliminate such conflict or resign. (Section 608)

     The holders of a majority in aggregate principal amount of Outstanding Debt Securities under an Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy power available to the Trustee under such Indenture, provided that such direction does not conflict with any rule of law or with the applicable Indenture and would not involve the Trustee in personal liability or be unduly prejudicial to holders not joining in such action (as determined by the Trustee in good faith). (Section 512)

     In case a default or an Event of Default under an Indenture shall occur and be continuing and if it is known to the Trustee under such Indenture, such Trustee shall mail to each holder of Debt Securities of such series notice of the default or Event of Default within 90 days after it occurs. Except in the case of a default or an Event of Default in payment of the principal of, or premium, if any, or interest on, any Debt Security of any series, such Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interest of the holders of Debt Securities of such series under the respective Indenture. Subject to such provisions, when a Trustee incurs expenses or renders services after an Event of Default, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law. (Section 602)

PROVISIONS APPLICABLE TO THE SENIOR INDENTURE

     The Senior Debt Securities will rank pari passu with all other unsubordinated and unsecured indebtedness of the Company and senior to the Subordinated Debt Securities and all other subordinated debt of the Company.

     Certain Covenants of the Company

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Senior Debt Securities, the Company will be subject to either or both of the following covenants or such other covenants as are therein indicated, if any.

     Limitations on Liens. Neither the Company nor any Restricted Subsidiary (as hereafter defined) may create or cause to be created, by issuance, assumption or guarantee of any Debt (as hereafter defined) (including in connection with any merger, consolidation or other transaction whether or not permitted under the Senior Indenture), any Mortgage (as hereafter defined) on any Mineral Interest (as hereafter defined) or on any shares of capital stock or debt of any Restricted Subsidiary, whether owned at the date of the Senior Indenture or thereafter acquired, unless the Company secures, or causes the Restricted Subsidiary to secure, the Senior Debt Securities equally and ratably with (or prior to) such secured Debt, except that the Company or a Restricted Subsidiary may, without so securing the Senior Debt Securities, incur (i) Mortgages in existence on the date of the applicable Indenture; (ii) Mortgages affecting Mineral Interests, shares of capital stock or debt of an entity existing at the time it becomes a subsidiary or at the time it is merged into or consolidated with the Company or a subsidiary or on any shares of capital stock or debt of any Restricted Subsidiary at the time its becomes a Restricted Subsidiary; (iii) Mortgages on property existing at the time of acquisition of such property, or Mortgages on any property acquired by the Company or any Restricted

Subsidiary after the date of the applicable Indenture which are created or assumed to secure the payment of all or any part of the purchase price of such property or to secure any Debt incurred prior to, at the time of, or within 120 days after the acquisition of such property for the purpose of financing all or any part of the purchase price thereof; (iv) Mortgages on property constructed or improved after the date of the applicable Indenture by the Company or any Restricted Subsidiary which are created or assumed to secure the payment of all or any part of the cost of such construction or improvement, provided, however, that any such Mortgage shall not apply to any property owned by the Company or any Restricted Subsidiary prior to the date of the applicable Indenture; (v) Mortgages on property of the Company or a Restricted Subsidiary to secure the payment of all or any part of the costs incurred after the date of the applicable Indenture of exploration, drilling, mining or development of such property for the purposes of increasing the production and sale of oil, gas and other minerals or any Debt incurred to provide funds for all or any such purposes; (vi) Mortgages which secure only Debt of a Restricted Subsidiary owed to the Company or to another Restricted Subsidiary; (vii) Mortgages in favor of the United States or any state or governmental instrumentality thereof securing payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject thereto and (viii) any extension, renewal or replacement, in whole or in part, of any of the Mortgages referred to in the foregoing clauses (i) through (vii), inclusive, or of any Debt secured thereby. (Section 1004)

     The Company and any one or more Restricted Subsidiaries will be permitted to issue, assume or guarantee Debt secured by Mortgages, which would otherwise be subject to the foregoing restrictions, in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Debt of the Company and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including the Debt permitted to be secured under clauses (i) through (viii), inclusive, above) and all Attributable Debt (as hereafter defined) in respect to Sale and Leaseback Transactions (as hereafter defined) entered into pursuant to the provisions of clause (i) described under "-- Limitations on Sale and Leaseback Transactions" below (not including any such Sale and Leaseback Transactions permitted under clauses (i) through (viii) above), does not at any time exceed ten percent of the Consolidated Net Tangible Assets (as hereafter defined) of the Company and its Restricted Subsidiaries.

     Under the terms of the Senior Indenture, the sale or transfer of (i) oil, gas or other minerals in place for a period of time only, or in an amount such that the transferee will realize therefrom a specified amount of money (however determined) or a specified amount of such oil, gas and other minerals or (ii) any other interest in property of the character commonly referred to as a "production payment," will not be deemed to create Debt secured by a Mortgage.

     Limitations on Sale and Leaseback Transactions. The Senior Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any Sale and Leaseback Transaction (as hereafter defined) with any person (except the Company or a Restricted Subsidiary), unless: (i) the Company or such Restricted Subsidiary would be entitled to incur such indebtedness in a principal amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction, secured by a Mortgage on the property subject to such Sale and Leaseback Transaction pursuant to the provisions described under "-- Limitations on Liens" above without equally and ratably securing the Senior Debt Securities pursuant to such covenant; (ii) after the date on which the Senior Debt Securities are originally issued and within a period commencing 180 days prior to the consummation of such Sale and Leaseback Transaction and ending 180 days after the consummation thereof, the Company or such Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries (including amounts expended for the acquisition, exploration, drilling and development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale and Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction (with any amount not being so designated to be applied in clause (iii) below) or (iii) the Company, during the 365-day period after the effective date of such Sale and Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of any Senior Indebtedness (as hereafter defined) an amount equal to the greater of (a) the net proceeds of the sale or transfer of the property leased in such Sale and Leaseback Transaction and (b) the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale and Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company or any Restricted Subsidiary as set forth in clause (ii) above), less an amount equal to the principal amount of Senior Indebtedness voluntarily defeased or retired by the Company within such 365-day period and not designated as a credit against any other Sale and Leaseback Transaction entered into by the Company or any Restricted Subsidiary during such period. (Section 1005)

     Certain Definitions. The Senior Indenture will contain definitions of certain terms used in such Indenture, including the following:

     "Attributable Debt" means, when used with respect to any Sale and Leaseback Transaction, as at the time of determination, the present value (discounted at a rate equal to the Company's then current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semiannual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the Sale and Leaseback Transaction (including any period for which such lease has been extended).

     "Consolidated Net Tangible Assets" means the total amount of assets included in the consolidated balance sheet of the Company and its Restricted Subsidiaries (less depreciation, depletion, valuation and other reserves) after deducting: (i) all current liabilities; (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; (iii) investments in and advances to Subsidiaries that are not Restricted Subsidiaries and (iv) minority interests in the equity of Restricted Subsidiaries.

     "Debt" means any notes, bonds, debentures or other similar evidences of indebtedness for borrowed money.

     "Hydrocarbons" means oil, gas and other liquid or gaseous hydrocarbons.

     "Mineral Interests" means leasehold and other interests of the Company or a Restricted Subsidiary in or under oil, gas or other mineral fee interests, overriding royalty and royalty interests and any other interest in Hydrocarbons and any other interest in minerals in place wherever located and classified by the Board of Directors of the Company as capable of producing Hydrocarbons by the Company or a Restricted Subsidiary, except any such interest which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries.

     "Mortgage" means any mortgage, lien, security interest, pledge, charge or other encumbrance.

     "Restricted Subsidiary" means any subsidiary of the Company the assets of which comprise in excess of 15 percent of total consolidated assets of the Company and its consolidated subsidiaries as included in the latest audited consolidated balance sheet contained in the latest annual report sent to the Company's shareholders. As of December 31, 1995 (giving pro forma effect to the EDC Acquisition), Samedan Oil Corporation and Energy Development Corporation were the only subsidiaries of the Company that would qualify as Restricted Subsidiaries.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing to the Company or any Restricted Subsidiary, for a period of more than three years, of any real or tangible personal property which has been, or is to be, sold or transferred by the Company or such Restricted Subsidiary to such person in contemplation of such leasing.

     "Senior Indebtedness" means the principal of and premium, if any, and unpaid interest on the following, whether outstanding at the date of the applicable Indenture or thereafter incurred or created: (i) indebtedness of the Company for money borrowed (including purchase money obligations) evidenced by notes or other written obligations; (ii) indebtedness of the Company evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or other similar instrument; (iii) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any Sale and Leaseback Transaction; (iv) obligations of the Company in respect of letters of credit issued for its account and swaps of interest rates (and other interest rate hedging agreements) to which the Company is a party; (v) indebtedness of others of any kinds described in the preceding clauses (i) through (iv) assumed or guaranteed by the Company and (vi) renewals, extensions and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kind described in the preceding clauses (i) through (v); provided, however, that the following will not constitute Senior Indebtedness: (a) any indebtedness or obligation which by its terms refers explicitly to the Subordinated Debt Securities or other subordinated debt and states that such indebtedness and obligation shall not be senior in right of payment thereto; (b) any indebtedness or obligation of the Company in respect of the Subordinated Debt Securities or other subordinated debt and (c) any indebtedness or obligation of the Company to a subsidiary.

PROVISIONS APPLICABLE TO THE SUBORDINATED INDENTURE

     The Subordinated Debt Securities will rank junior to the Senior Debt Securities and all other unsecured and unsubordinated indebtedness of the Company and pari passu with all other subordinated debt of the Company.

     Subordination

     Payment of the principal of and premium, if any, and interest on the Subordinated Debt Securities will be subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of the Company when due in accordance with the terms thereof. (Section 1401)

     There are no restrictions on the creation of Senior Indebtedness (as defined in the Senior Indenture) in the Subordinated Indenture.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceeding, holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness and other general creditors of the Company, and, upon any distribution of assets, the holders of Subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full. In addition, if any Subordinated Debt Securities are declared due and payable prior to their stated maturity, or in the event of any default in the payment of principal of or premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period, or in the event of any default with respect to Senior Indebtedness that would permit acceleration of the maturity thereof, or in the event a judicial proceeding is pending with respect to any such Senior Indebtedness default, the holders of Senior Indebtedness will be entitled to be paid in full before any payments may be made to the holders of Subordinated Debt Securities. (Sections 1401, 1402 and 1403)

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents or through a combination of any such methods of sale.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter will be identified, and any such compensation received from the Company will be described, in a Prospectus Supplement delivered with this Prospectus.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against or contribution toward certain liabilities, including liabilities under the Securities Act and to reimbursement by the Company for certain expenses.

     If so indicated in the Prospectus Supplement, the Company may issue Debt Securities to or through underwriters, agents or dealers in connection with the conversion or redemption of its outstanding securities.

     All Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom such Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     Certain of the underwriters, dealers or agents may engage in transactions with and perform services for the Company in the ordinary course of business.

     The specific terms and manner of sale of offered Debt Securities are set forth or summarized in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of Noble Affiliates, Inc. incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" as discussed in Note 9 to the consolidated financial statements.

     The consolidated financial statements incorporated into this Prospectus by reference from EDC's report appearing in Form 8-K (Date of Event: July 31, 1996) of Noble Affiliates Inc., as amended, as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Estimates of EDC's proved reserves as of July 1, 1996 prepared by Miller and Lents, Ltd., independent petroleum consultants, are set forth in the Company's Form 8-K (Date of Event: July 31, 1996), as amended, which is incorporated by reference in this Prospectus. Such estimates are incorporated by reference herein in reliance upon the authority of said firm as experts in estimating proved reserves.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OF THEIR RESPECTIVE AFFILIATES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SENIOR NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Disclosure Regarding Forward-Looking
  Statements..........................   S-2
Oil and Gas Terminology...............   S-2
Summary...............................   S-3
Use of Proceeds.......................   S-6
Ratio of Earnings to Fixed Charges....   S-6
Capitalization........................   S-6
Certain Terms of the Senior Notes.....   S-7
Certain Federal Income Tax
  Considerations......................  S-10
Underwriting..........................  S-12
Validity of the Senior Notes..........  S-13

PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     6
Selected Financial Data...............     7
Description of Debt Securities........     8
Plan of Distribution..................    20
Experts...............................    21



                                  $250,000,000


                             NOBLE AFFILIATES, INC.


                                $250,000,000 8%


                             SENIOR NOTES DUE 2027


                  -------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  -------------------------------------------

                              MORGAN STANLEY & CO.
                       INCORPORATED

                                 UBS SECURITIES

                             CHASE SECURITIES INC.

                                 APRIL 2, 1997